                                [LETTERHEAD]




April 14, 1999


To: ZipLink, Inc.

     I hereby consent to being named as a director nominee in the Registration Statement filed by ZipLink, Inc., a Delaware corporation (the "Registrant"), and agree to serve as a director of the Registrant commencing immediately following the closing of the offering.

Very truly yours,



/s/  Russel S. Bernard
---------------------------
Russel S. Bernard